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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                PARIS CORPORATION
                           ---------------------------
                                (Name of Issuer)


                     Common Stock, $.004 par value per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    699556106
                                    ---------
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                          Duane, Morris & Heckscher LLP
                             4200 One Liberty Place
                      Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1234
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 5, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699556106



                                                             Page 1 of  8 pages

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




CUSIP No.  699556106                               Page    2    of    8    Pages
          -----------                                   -------    -------

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 1    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      Henry Partners, L.P.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

      (a)
      (b) X
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 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            205,500 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             205,500 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           205,500 shares

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8 %

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14    TYPE OF REPORTING PERSON (See Instructions)

      PN
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                                      -2-

CUSIP No.  699556106                               Page    3    of    8    Pages
          -----------                                   -------    -------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      Henry Investment Trust
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

      (a)
      (b) X

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      N/A
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            205,500 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             205,500 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      205,500 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
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14    TYPE OF REPORTING PERSON (See Instructions)

      00
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                                      -3-

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CUSIP No.  699556106                               Page    4    of    8    Pages
          -----------                                   -------    -------


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 1    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      David W. Wright
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

      (a)
      (b) X

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      N/A

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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            205,500 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             205,500 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      205,500 shares

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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                                       -4-

CUSIP No.  6995556106                                                Page 5 of 8

Item 1.   Security and Issuer.

          This statement (the "Statement") relates to the common stock, par value $.004 per share (the "Common Stock"), of Paris Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 122 Kissel Road, Burlington, NJ 08016.

Item 2.   Identity and Background.

          No change from the initial filing.

Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate amount of funds used by Henry Partners, L.P. ("Henry") in purchasing the 205,500 shares of the Issuer (the "Shares") held by Henry (including commissions thereon) was $359,864. The funds used to acquire the Shares represent available cash balances of Henry.

Item 4.   Purpose of Transaction.

          The Reporting Persons are filing this Amendment No. 1 to their
Schedule 13D ("Amendment No. 1") to report certain events that occurred in connection with the Issuer's 1999 Annual Meeting of Shareholders (the "Annual Meeting") held on February 5, 1999, as a result of which the Reporting Persons believe that David W. Wright ("Wright") was either elected to fill a vacancy on the Board of Directors of the Issuer or such election was improperly denied. Pending resolution of the issues pertaining to the purported adjournment of the Annual Meeting and Wright's election to the Issuer's Board of Directors, Wright is temporarily deferring the filing of a Form 3 Initial Statement of Beneficial Ownership of Securities under Section 16 of the Securities Exchange Act of 1934.

          On February 5, 1999, Wright attended the Annual Meeting on behalf of Henry. The Issuer's By-laws state that "the business of this corporation shall be managed by its Board of Directors, 7 in number." The Issuer's Board of Directors consisted of six directors at the time of the Annual Meeting, and the Issuer's proxy statement for the Annual Meeting disclosed that six persons had been nominated for election as directors at the Annual Meeting compared to the eight directors elected at the 1998 Annual Meeting. The Issuer's proxy statement for the Annual Meeting failed to disclose the existing vacancy on the Issuer's Board of Directors or management's apparent plan to fill the vacancy at a later date without a vote of the Issuer's shareholders. In response to a question from Wright during the Annual Meeting, the Chairman of the Board of the Issuer confirmed that a vacancy existed on the Issuer's Board of Directors that would be filled later. As a result of the Reporting Persons' continuing questions regarding the Issuer's corporate governance practices and a concern that the Issuer's existing Board of Directors is not committed to the maximization of value for all shareholders, Wright thereupon determined to cause his nomination and the seconding of that nomination for election as a director to fill the vacancy, and Henry thereafter cast a ballot voting in favor of Wright's election. No other votes were cast at the Annual Meeting for the election of directors.

          Dominic P. Toscani, the Chairman of the Board of the Issuer, purported to rule the nomination out of order and to adjourn the Annual Meeting on an indefinite basis. The procedure for adjournment followed by the Chairman of the

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CUSIP No.  6995556106                                                Page 6 of 8

Board of the Issuer violated both the requirements of the Issuer's By-laws, which provide that the adjournment of an annual meeting of shareholders at which directors are to be elected shall be adjourned only as shall be directed by shareholders who are present in person or by proxy and who are entitled to cast at least a majority of the votes which all shareholders would be entitled to cast at an election of directors, and the Pennsylvania Business Corporation Law of 1988, which provides that adjournments of meetings at which directors are to be elected may only be taken for a specified period. Because the proxies solicited by the Issuer for use at the Annual Meeting did not authorize the exercise of proxies for any purpose other than for the election of the six named nominees, the Reporting Persons believe that management's motion to adjourn the Annual Meeting was not approved by the requisite shareholder vote and further did not comply with applicable Pennsylvania law because the purported adjournment was indefinite and not for a stated period and was therefore invalid under the Issuer's By-laws and the Pennsylvania Business Corporation Law of 1988.

          The Reporting Persons believe that the purported adjournment of the Annual Meeting was solely for the purpose of either denying Wright's election to the Issuer's Board of Directors or improperly preventing such election inasmuch as Wright received a plurality of the votes cast for the election of a director to fill the existing vacancy on the Issuer's Board of Directors, and further believe that the purported adjournment of the Annual Meeting for an indefinite period represented an abuse of the Issuer's corporate governance process and was not in the best interests of all of the Issuer's shareholders. The Issuer's Form 10-Q Report filed with the Securities and Exchange Commission on February 12, 1999 (the "Form 10-Q Report") and the Issuer's February 16, 1999 press release failed to provide any information regarding the Issuer's purportedly adjourned Annual Meeting.

          Henry initially acquired shares of the Issuer for investment purposes in the ordinary course of Henry's investment activities. The Reporting Persons believe the Issuer's Common Stock is undervalued, and that the Issuer continues to retain cash and securities significantly in excess of the Issuer's reasonable business needs. According to the Form 10-Q Report, the Issuer has over $11,000,000 in net current assets, including in excess of $10,000,000 in cash and securities. Based on the last reported sale price of the Issuer's Common Stock on the Nasdaq Stock Market, the Issuer's cash and securities alone continue to exceed the entire market value of the Issuer's outstanding Common Stock, the price of which has declined to near its historic low.

          The Reporting Persons have had discussions with members of the Board of Directors and senior management of the Issuer, and may in the future have such discussions, concerning various operational and financial aspects of the Issuer's business, the persistent undervaluation of the Issuer's Common Stock in the marketplace, the corporate governance practices of the Issuer and various ways in which the Issuer and its Board of Directors could maximize shareholder value. Unfortunately, efforts by the Reporting Persons to engage in discussions with the Issuer's designated independent directors to discuss the issues and alternatives raised in this paragraph have been discouraged by the Issuer. Among the alternatives which the Reporting Persons believe to be available to, and should reasonably be considered by the Issuer's Board of Directors in the discharge of its fiduciary duties to all shareholders, and which the Reporting Persons believe would be in the interests of all shareholders, are actions such as a self-tender by the Issuer for all or a portion of the Issuer's Common Stock, declaration of additional special cash dividends, substantial open-market purchases, a sale of some or all of the Issuer's assets, or some combination of these or other significant actions to improve shareholder value.

CUSIP No.  6995556106                                                Page 7 of 8

          The Reporting Persons intend to continue to analyze the Issuer, its operations, and its prospects, and may communicate with other shareholders or third parties with respect to the Issuer. The Reporting Persons also will monitor any corporate actions taken (or not taken) by the Issuer and its Board of Directors to improve corporate governance and shareholder value, and will continue to evaluate such actions or failures to act in regard to the fairness of any such actions or failures to act to all of the Issuer's shareholders.

          Depending on the Issuer's business results and prospects, general economic and financial conditions, the conditions of the securities markets and future trading prices of securities in general and those for the Issuer's Common Stock in particular, other developments and other investment opportunities each of the Reporting Persons may deem material to its investment decisions, such Reporting Person may purchase additional shares of the Issuer's Common Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the Shares that it now owns or may hereafter acquire in the open market or in private transactions.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, pending a demonstration of concrete action by the Issuer's Board of Directors to improve the corporate governance practices of the Issuer and to maximize value for all shareholders of the Issuer, in each case in the appropriate discharge of the fiduciary duties of each member of the Issuer's Board of Directors to all shareholders, the Reporting Persons will continue to review this position and reserve the right to take actions relating to matters described in such clauses based upon further developments and the Reporting Persons' judgment as to the best interests of all shareholders.

Item 5.   Interest in Securities of Issuer.

     (i) As of the date of this Statement, Henry beneficially owns, and Henry Investment Trust ("HIT") and Wright may be deemed to beneficially own, 205,500 shares of the Issuer, constituting 5.8% of the Common Stock. This percentage is based on the belief of the Reporting Persons that 3,554,645 shares of Common Stock of the Issuer are outstanding as of December 18, 1998, as set forth in the Issuer's proxy statement for the Annual Meeting.

     (ii) Henry, HIT and Wright have sole voting and dispositive power with respect to 205,500 shares of the Issuer.

     (iii) During the past 60 days, the Reporting Persons have engaged in the following transactions in shares of the Issuer:

                                  Number of Shares                Price Per
             Date                    Purchased                      Share
             ----                    ---------                      -----
           12/21/98                    1,000                      $1.963
           12/31/98                    1,500                       2.329
            1/4/99                     5,000                       2.318

CUSIP No.  6995556106                                                Page 8 of 8


          Each of the above transactions was effected in the open market through the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq). The Reporting Persons beneficially own no shares of the Issuer except as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change from the initial filing.

Item 7.   Materials to be filed.

     None. No joint filing agreement has been established, and this Amendment No. 1 has been signed by each filing party.



SIGNATURES:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 1999        HENRY PARTNERS, L.P.
                               By: Henry Investment Trust its general partner:

                               By: DAVID W. WRIGHT
                                   -----------------------------
                                   David W. Wright,
                                   Managing Trustee


                               HENRY INVESTMENT TRUST

Date: February 18, 1999        By:  DAVID W. WRIGHT
                                    -----------------------------
                                    David W. Wright,
                                    Managing Trustee


Date: February 18, 1999             DAVID W. WRIGHT
                                    -----------------------------
                                    David W. Wright